Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three and nine months ended September 30, 2023 and 2022

Rogers Communications Inc.	1	Third Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2023	2022	2023	2022

Revenue	6	5,092	3,743	13,973	11,230

Operating expenses:
Operating costs	7	2,681	2,160	7,721	6,516
Depreciation and amortization		1,160	644	2,949	1,928
Restructuring, acquisition and other	8	213	85	599	252
Finance costs	9	600	331	1,479	946
Other expense (income)	10	426	19	381	(5)

Income before income tax expense		12	504	844	1,593
Income tax expense		111	133	323	421

Net (loss) income for the period		(99)	371	521	1,172

(Loss) earnings per share:
Basic	11	($0.19)	$0.73	$1.00	$2.32
Diluted	11	($0.20)	$0.71	$0.97	$2.28
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Third Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income (Loss)
(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022

Net (loss) income for the period	(99)	371	521	1,172

Other comprehensive loss:

Items that will not be reclassified to income:
Defined benefit pension plans:
Remeasurements	(2)	—	(2)	—

Defined benefit pension plans	(2)	—	(2)	—

Equity investments measured at fair value through other comprehensive income (FVTOCI):
Decrease in fair value	(123)	(239)	(239)	(454)
Related income tax recovery	15	32	31	61

Equity investments measured at FVTOCI	(108)	(207)	(208)	(393)
Items that will not be reclassified to income	(110)	(207)	(210)	(393)

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized gain (loss) in fair value of derivative instruments	417	87	(44)	512
Reclassification to net (loss) income of (gain) loss on debt derivatives	(442)	(1,254)	49	(1,464)
Reclassification to net (loss) income or property, plant and equipment of gain on expenditure derivatives	(24)	(11)	(71)	(4)
Reclassification to net (loss) income for accrued interest	(9)	(3)	(36)	(4)
Related income tax (expense) recovery	(68)	99	(5)	51

Cash flow hedging derivative instruments	(126)	(1,082)	(107)	(909)

Share of other comprehensive income of equity-accounted investments, net of tax	4	15	2	17
Items that may subsequently be reclassified to income	(122)	(1,067)	(105)	(892)

Other comprehensive loss for the period	(232)	(1,274)	(315)	(1,285)

Comprehensive (loss) income for the period	(331)	(903)	206	(113)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Third Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at September 30	As at December 31
	Note	2023	2022

Assets
Current assets:
Cash and cash equivalents		2,527	463
Restricted cash and cash equivalents	3	—	12,837
Accounts receivable	13	4,335	4,184
Inventories		462	438
Current portion of contract assets		159	111
Other current assets		942	561
Current portion of derivative instruments	12	381	689
Total current assets		8,806	19,283

Property, plant and equipment	3	24,054	15,574
Intangible assets	3	18,327	12,251
Investments	14	1,569	2,088
Derivative instruments	12	829	861
Financing receivables	13	893	886
Other long-term assets		996	681
Goodwill	3	16,304	4,031

Total assets		71,778	55,655

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	15	1,847	2,985
Accounts payable and accrued liabilities		3,751	3,722
Other current liabilities		316	252
Contract liabilities		662	400
Current portion of long-term debt	16	2,749	1,828
Current portion of lease liabilities	17	487	362
Total current liabilities		9,812	9,549

Provisions		57	53
Long-term debt	16	41,345	29,905
Lease liabilities	17	2,037	1,666
Other long-term liabilities		1,312	738
Deferred tax liabilities	3	6,248	3,652
Total liabilities		60,811	45,563

Shareholders' equity	18	10,967	10,092

Total liabilities and shareholders' equity		71,778	55,655

Subsequent events	15, 16, 18
Contingent liabilities	21
Commitments	3

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Third Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2023	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2023	71	111,152	397	393,773	9,816	672	(872)	8	10,092
Net income for the period	—	—	—	—	521	—	—	—	521

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	—	—	—	—	(2)	—	—	—	(2)
FVTOCI investments, net of tax	—	—	—	—	—	(208)	—	—	(208)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(107)	—	(107)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	2	2
Total other comprehensive (loss) income	—	—	—	—	(2)	(208)	(107)	2	(315)
Comprehensive income for the period	—	—	—	—	519	(208)	(107)	2	206

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(781)	—	—	—	(781)

Shares issued as consideration (note 3)	—	—	1,450	23,641	—	—	—	—	1,450
Total transactions with shareholders	—	—	1,450	23,641	(781)	—	—	—	669

Balances, September 30, 2023	71	111,152	1,847	417,414	9,554	464	(979)	10	10,967

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2022	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2022	71	111,153	397	393,772	8,912	993	161	(2)	10,532
Net income for the period	—	—	—	—	1,172	—	—	—	1,172

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	(393)	—	—	(393)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(909)	—	(909)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	17	17
Total other comprehensive (loss) income	—	—	—	—	—	(393)	(909)	17	(1,285)
Comprehensive income for the period	—	—	—	—	1,172	(393)	(909)	17	(113)
Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	19	(19)	—	—	—

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(757)	—	—	—	(757)
Share class exchange	—	(1)	—	1	—	—	—	—	—
Total transactions with shareholders	—	(1)	—	1	(757)	—	—	—	(757)

Balances, September 30, 2022	71	111,152	397	393,773	9,346	581	(748)	15	9,662

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Third Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2023	2022	2023	2022
Operating activities:
Net (loss) income for the period		(99)	371	521	1,172
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation and amortization		1,160	644	2,949	1,928
Program rights amortization		14	10	58	49
Finance costs	9	600	331	1,479	946
Income tax expense		111	133	323	421
Post-employment benefits contributions, net of expense		21	35	25	(28)
Losses from associates and joint ventures	14	432	29	412	29
Other		(33)	(20)	57	(21)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		2,206	1,533	5,824	4,496
Change in net operating assets and liabilities	22	185	154	(258)	49
Income taxes paid		(125)	(145)	(400)	(430)
Interest paid		(512)	(326)	(1,324)	(767)

Cash provided by operating activities		1,754	1,216	3,842	3,348

Investing activities:
Capital expenditures	22	(1,017)	(872)	(2,988)	(2,299)
Additions to program rights		(20)	(17)	(57)	(39)
Changes in non-cash working capital related to capital expenditures and intangible assets		95	118	66	22
Acquisitions and other strategic transactions, net of cash acquired	3	—	—	(17,001)	(9)
Other		(8)	12	4	73

Cash used in investing activities		(950)	(759)	(19,976)	(2,252)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	15	(754)	134	(1,343)	745
Net issuance of long-term debt	16	2,389	—	7,789	12,711
Net proceeds (payments) on settlement of debt derivatives and forward contracts	12	111	27	232	(27)
Transaction costs incurred	16	(19)	(557)	(284)	(726)
Principal payments of lease liabilities	17	(99)	(80)	(264)	(233)
Dividends paid		(264)	(253)	(769)	(757)

Cash provided by (used in) financing activities		1,364	(729)	5,361	11,713

Change in cash and cash equivalents and restricted cash and cash equivalents		2,168	(272)	(10,773)	12,809
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period		359	13,796	13,300	715

Cash and cash equivalents and restricted cash and cash equivalents, end of period		2,527	13,524	2,527	13,524

Cash and cash equivalents		2,527	687	2,527	687
Restricted cash and cash equivalents		—	12,837	—	12,837

Cash and cash equivalents and restricted cash and cash equivalents, end of period		2,527	13,524	2,527	13,524

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Third Quarter 2023

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the nine months ended September 30, 2023, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Following the acquisition of Shaw Communications Inc. (Shaw) (see note 3), aspects of Cable were also operated by other wholly owned subsidiaries, including Shaw Cablesystems G.P., Shaw Telecom G.P., and Shaw Satellite G.P. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2022 (2022 financial statements). The acquired Shaw business has substantially consistent fluctuations. Additionally, Satellite subscriber activity is modestly higher during the second and third quarter, when subscribers increasingly begin using second or vacation homes for the season.

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three and nine months ended September 30, 2023 (third quarter 2023 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2022 financial statements with the exception of new accounting policies that were adopted on January 1, 2023 as described in note 2. These third quarter 2023 interim financial statements were approved by RCI's Board of Directors (the Board) on November 8, 2023.

NOTE 2: MATERIAL ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these third quarter 2023 interim financial statements include only material transactions and changes occurring for the nine months since our year-end of December 31, 2022 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These third quarter 2023 interim financial statements should be read in conjunction with the 2022 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

Rogers Communications Inc.	7	Third Quarter 2023

New Accounting Pronouncements Adopted in 2023
We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2023. The adoption of these standards have not had a material impact on our financial results.
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information.
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates".
•Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

Recent Accounting Pronouncements Not Yet Adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current (January 1, 2024).
•Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees (January 1, 2024).
•Amendments to IAS 1, Presentation of Financial Statements - Non-current Liabilities with Covenants, modifying the 2020 amendments to IAS 1 to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants (January 1, 2024).
•Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures - Supplier Finance Arrangements, adding disclosure requirements that require entities to provide qualitative and quantitative information about supplier finance arrangements (January 1, 2024).

We are assessing the impacts, if any, the amendments to existing standards will have on our consolidated financial statements, but we currently do not expect any material impacts.

NOTE 3: BUSINESS COMBINATIONS

Acquisition of Shaw Communications Inc.
On April 3, 2023, after receiving all required regulatory approvals and after the Freedom Transaction (as defined below) closed, we acquired all the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) of Shaw (Shaw Transaction) for total consideration of $20.5 billion, consisting of:
•$19 billion of cash (consisting of $13 billion of cash and restricted cash and $6 billion borrowed from our $6 billion non-revolving term loan facility); and
•approximately $1.5 billion through the issuance of 23.6 million RCI Class B Non-Voting common shares (based on the opening share price of Rogers Class B Non-Voting Shares on April 3, 2023 of $61.33).

The Shaw Transaction was implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta).

On April 3, 2023, the outstanding shares of Freedom Mobile Inc. (Freedom), a subsidiary of Shaw, were sold to Videotron Ltd. (Videotron), a subsidiary of Quebecor Inc. (Quebecor) (Freedom Transaction). The Freedom Transaction was effected pursuant to an agreement entered into on August 12, 2022 among Rogers, Shaw, Quebecor, and Videotron, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. In connection with the closing of the Freedom Transaction, Rogers entered into long-term commercial arrangements with Freedom, Videotron and/or Quebecor under which Rogers (or its subsidiaries) will provide to Quebecor (or its subsidiaries) certain services, including:
•continued access to Shaw's business "Go WiFi" hotspots for Freedom Mobile subscribers;
•roaming services on an incidental, non-permanent basis;
•wholesale mobile virtual network operator access services;
•third-party Internet access services; and
•certain backhaul, backbone, and other transport services.

Rogers Communications Inc.	8	Third Quarter 2023

As consideration for the above sale and long-term commercial arrangements, Quebecor paid $2.85 billion as adjusted pursuant to the terms of the divestiture agreement, resulting in net cash received of $2.15 billion after accounting for the Freedom debt assumed by Quebecor.

Rogers and Quebecor will also provide each other with customary transition services as necessary to facilitate (i) the operation of the Freedom and Shaw Mobile businesses for a period of time post-closing and (ii) the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The Freedom Transaction did not include the sale of Shaw Mobile-branded wireless subscribers; accordingly, these wireless subscribers remained with the Shaw business acquired by Rogers.

On April 3, 2023, following the completion of the Shaw Transaction, Shaw Communications Inc. was amalgamated with RCI. As a result of this amalgamation, RCI became the issuer and assumed all of Shaw's obligations under the indenture governing Shaw's outstanding senior notes with a total principal amount of $4.55 billion as at April 3, 2023. As a result, the assumed senior notes now rank equally with RCI's other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities. In connection with the Shaw Transaction, RCCI provided a guarantee for Shaw's payment obligations under those senior notes.

Regulatory approval
On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Shaw Transaction and Freedom Transaction closed on April 3, 2023.

As part of the regulatory approval process, we agreed to certain legally enforceable undertakings with Innovation, Science and Economic Development Canada (ISED Canada), including:
•$1 billion of investments over five years to connect rural, remote, and Indigenous communities across Western Canada and to close critical connectivity gaps faster for underserved areas, including to make broadband Internet services available where broadband Internet at a minimum 50 megabit per second (Mbps) download speeds and 10 Mbps upload speeds is not currently available and to make 5G wireless service available where mobile service using long-term evolution (LTE) is not available;
•$2.5 billion of investments over five years to enhance and expand 5G coverage across Western Canada and $3 billion over five years related to additional network, services, and technology investments, including the expansion of our Cable network;
•expanding Connected for Success, our low-cost, high-speed Internet program, to low-income Canadians across Western Canada and implementing a new Connected for Success wireless program for low-income Canadians across Canada, such that Connected for Success will be available to more than 2.5 million eligible Canadians within five years;
•maintaining a strong presence in Western Canada, including creating 3,000 new jobs within five years (and maintaining those jobs until the tenth anniversary of closing) and maintaining a Western Canada headquarters in Calgary for at least ten years; and
•continuing to offer wireless plans to existing Shaw Mobile customers as at the closing date with the same terms and conditions (including eligibility) as the Shaw Mobile plans that were available as at the closing date for five years.

If any material element of any of the above commitments is not met, we could be liable to pay ISED $100 million in damages per year (to a maximum of $1 billion) until the earlier of (i) such material elements having been met or fulfilled or (ii) ten years after the closing date.

The Shaw business we acquired provides cable telecommunications, satellite video services, and data networking to residential customers, businesses, and public-sector entities in British Columbia, Alberta, Saskatchewan, and Manitoba (Western Canada). Shaw's primary products as at April 3, 2023, include Internet (through Fibre+), Video (through Total TV and Shaw Direct satellite), home phone services, and Wireless services (through Shaw Mobile to consumers in British Columbia and Alberta).

The combined Rogers and Shaw has the scale, assets, and capabilities delivering wireline and wireless broadband and network investments, innovation, and growth in new telecommunications services, and greater choice for Canadian consumers and businesses. The combination is accelerating the delivery of critical 5G service across Western Canada, from rural areas to dense cities, more quickly than either company could achieve on its own, by bringing together the expertise and assets of both companies.

The results from the acquired Shaw wireline operations are included in our Cable segment and the results of the acquired Shaw Mobile operations are included in our Wireless segment, from the date of acquisition, consistent with our reportable segment definitions.

Rogers Communications Inc.	9	Third Quarter 2023

Preliminary purchase price allocation
The following table summarizes the fair value of the consideration paid and our current best estimate of the fair value assigned to each major class of assets and liabilities as at April 3, 2023. The preliminary purchase price allocation includes estimates and is therefore subject to change, relating to the finalization of the value of the acquired intangibles and related assets and corresponding tax impacts. Updates from the preliminary purchase price allocation presented as at June 30, 2023 primarily reflect revised fair values for certain classes of property, plant and equipment and the resulting impact on deferred tax liabilities.

(In millions of dollars)	Total

Cash consideration [1]	19,033
Issuance of 23.6 million Class B Non-Voting shares [2]	1,450
Fair value of consideration transferred	20,483

Net identifiable asset or liability:
Accounts receivable (net of allowance for doubtful accounts of $31 million)	310
Other current assets [3]	2,326
Property, plant and equipment [4]	7,695
Intangible assets [5]	6,314
Investments	123
Other long-term assets [3]	33
Bank advances	(25)
Short-term borrowings [6]	(200)
Accounts payable and accrued liabilities	(545)
Other current liabilities	(54)
Contract liabilities [7]	(164)
Current portion of long-term debt [8]	(1,000)
Current portion of lease liabilities [9]	(59)
Provisions	(6)
Long-term debt [8]	(3,526)
Lease liabilities [9]	(268)
Other long-term liabilities [10]	(109)
Deferred tax liabilities [11]	(2,585)
Total fair value of identifiable net assets acquired	8,260
Goodwill [12]	12,223
1    Includes $151 million of cash used to settle Shaw stock-based compensation programs.
2    Recorded at fair value based on the market price of RCI Class B Non-Voting shares on the acquisition date.
3    Consists of contract assets, inventories, prepaid expenses, and other assets.
4    Includes land and buildings, cable networks, computer equipment and software, customer premise equipment, leasehold improvements, equipment and vehicles, and right-of-use assets. Property, plant and equipment (excluding land) are expected to be amortized over remaining useful lives of 1 to 36 years.
5    Includes customer relationships, brand names, and other intangible assets. Intangible assets of $270 million, $5,635 million, and $390 million were allocated to our Wireless (group), Cable, and Satellite cash-generating units (CGUs), respectively. Customer relationships, brand names, and other intangible assets are expected to be amortized over average useful lives of eight to fifteen years, three years, and fifteen years, respectively.
6    Short-term borrowings were repaid in April 2023 (see note 15).
7    Represents the fair value of the cost required to fulfill the related contractual obligations.
8    Represents the notional principal value of Shaw's outstanding senior notes of $4,550 million and the fair value decrement of $24 million, which will be amortized into finance costs using the effective interest method over the respective remaining terms of the outstanding senior notes, representing a weighted average term to maturity of 9.7 years and weighted average interest rate of 4.7%.
9    Represents the present value of future lease payments at current incremental borrowing rates of the consolidated company.
10    Includes the fair value of the cost required to fulfill the related pension and post-employment obligations.
11    Represents the net deferred income tax liability relating to the estimated fair values of assets acquired and liabilities assumed.
12    Goodwill arises principally from the expected synergies following the integration of Shaw, and future growth of our combined business and customer base as a result of the acquisition. Goodwill is not deductible for tax purposes. Goodwill arising from the transaction of $463 million, $11,650 million, and $110 million was preliminarily allocated to our Wireless (group), Cable, and Satellite CGUs, respectively.

Rogers Communications Inc.	10	Third Quarter 2023

Property, plant and equipment
The table below summarizes the preliminary allocation for property, plant and equipment acquired from Shaw on closing as at September 30, 2023.

(In millions of dollars)	Land and buildings	Cable networks [1]	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of-use assets (note 17)	Total property, plant and equipment

Acquired from business combination	308	5,630	370	609	78	99	273	7,367	328	7,695
Depreciation since April 3, 2023	4	460	54	113	19	7	—	657	41	698
Net carrying amount	304	5,170	316	496	59	92	273	6,710	287	6,997
1    The $202 million increase in the fair value of cable network assets acquired since June 30, 2023 reflects the advancement of our detailed valuation processes.

Property, plant and equipment will be amortized over their remaining estimated useful lives, estimated as follows.

Asset	Basis	Estimated remaining useful life
Buildings	Diminishing balance	1 to 36 years
Cable and wireless network	Straight-line	1 to 30 years
Computer equipment and software	Straight-line	1 to 10 years
Customer premise equipment	Straight-line	1 to 5 years
Leasehold improvements	Straight-line	1 to 10 years
Equipment and vehicles	Diminishing balance	1 to 10 years
Right-of-use assets	Straight-line	Over remaining lease term

Intangible assets
The table below summarizes the preliminary allocation for intangible assets acquired from Shaw on closing as at September 30, 2023.

(In millions of dollars)	Customer relationships	Brand names	Other intangible assets	Total intangible assets	Goodwill	Total intangible assets and goodwill

Acquired from business combination	6,220	75	19	6,314	12,223	18,537
Amortization since April 3, 2023	264	13	1	278	—	278
Net carrying amount	5,956	62	18	6,036	12,223	18,259

Customer relationships will be amortized over their estimated useful lives of eight to fifteen years. Brand names will be amortized over their estimated useful life of three years. Other intangible assets will be amortized over their estimated useful life of fifteen years.

Unsatisfied portions of performance obligations
The table below shows the revenue we expected to recognize in the future related to unsatisfied or partially satisfied performance obligations acquired as a result of the Shaw Transaction. There have been no material additions to unsatisfied or partially satisfied performance obligations during the three months ended September 30, 2023.

(In millions of dollars)	Within 1 year	1-2 years	2-3 years	Thereafter	Total
Telecommunications service	1,719	753	162	115	2,749

Acquired commitments
As a result of the Shaw Transaction, we assumed Shaw's outstanding contractual commitments. The table below summarizes the acquired commitments for purchase obligations, which were not recognized as liabilities, as a result of the Shaw Transaction. There have been no material additional commitments for purchase obligations during the three months ended September 30, 2023.

(In millions of dollars)	Remainder of 2023	2024 and 2025	2026 and 2027	Thereafter	Total
Purchase obligations	103	250	101	169	623

We also acquired commitments for property, plant and equipment of approximately $90 million, which were not recognized as liabilities as a result of the Shaw Transaction. There have been no material additional commitments for property, plant and equipment during the three months ended September 30, 2023.

Rogers Communications Inc.	11	Third Quarter 2023

Pro forma information
Revenue of approximately $2.1 billion and a net loss of approximately $135 million from the acquired Shaw operations are included in the consolidated nine-month statement of income from the date of acquisition. Our consolidated revenue and net income for the nine months ended September 30, 2023 would have been approximately $15 billion and $325 million, respectively, had the Shaw Transaction closed on January 1, 2023. These pro forma amounts reflect financing costs, depreciation and amortization of applicable elements of the purchase price allocation, related tax adjustments, and the elimination of intercompany transactions.

Acquisition of BAI Canada
On April 24, 2023, we acquired BAI Communications' Canadian operations (BAI Canada), which held the exclusive rights to build the Toronto Transit Commission's (TTC) wireless network. With this acquisition, we will be able to undertake the investments required to upgrade the existing wireless network and build a comprehensive and reliable 5G network for the entire TTC subway system. The completed 5G network will deliver seamless wireless coverage with mobile voice and data services in all 75 stations and the entire subway system, part of our commitment to expand connectivity for Toronto residents.

The results of the acquired BAI Canada operations are included in our Wireless segment, consistent with our reportable segment definitions. The acquired BAI Canada operations did not have a significant impact on our consolidated revenue or results of operations during the three or nine months ended September 30, 2023, nor would they have had a significant impact had the acquisition closed on January 1, 2023.

NOTE 4: CAPITAL RISK MANAGEMENT

Key Metrics and Ratios
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. As a result of the Shaw Transaction (see note 3) on April 3, 2023, our adjusted net debt increased due to the drawings on our $6 billion term loan facility (see note 16), the debt assumed from Shaw, and the use of restricted cash, and our debt leverage ratio increased correspondingly. As at September 30, 2023 and December 31, 2022, we met our objectives for these metrics.

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2023	2022

Adjusted net debt [1,2,3]	43,911	21,184
Divided by: trailing 12-month adjusted EBITDA	7,931	6,393

Debt leverage ratio	5.5	3.3
1    For the purposes of calculating adjusted net debt, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    Effective the three months ended June 30, 2023, we amended our calculation of adjusted net debt such that we include our US dollar-denominated debt at the hedged foreign exchange rate. Our US dollar-denominated debt is 100% hedged and we believe this presentation is better representative of the economic obligations on this debt. Previously, our calculation of adjusted net debt had included a current fair market value of the net debt derivative assets.
3    For the purposes of calculating adjusted net debt prior to closing the Shaw Transaction, we deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction or, if the Shaw Transaction was not consummated, were to have been used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Shaw Transaction or the redemption of the senior notes.

Trailing 12-month adjusted EBITDA reflects the combined results of Rogers including Shaw for the period since the Shaw Transaction closed in April 2023 to September 2023 and standalone Rogers results prior to April 2023.

Rogers Communications Inc.	12	Third Quarter 2023

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2023	2022	2023	2022

Adjusted EBITDA	5	2,411	1,583	6,252	4,714
Deduct:
Capital expenditures [1]		1,017	872	2,988	2,299
Interest on borrowings, net and capitalized interest	9	524	287	1,273	847
Cash income taxes [2]		125	145	400	430

Free cash flow		745	279	1,591	1,138
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2023	2022	2023	2022

Cash provided by operating activities		1,754	1,216	3,842	3,348
Add (deduct):
Capital expenditures		(1,017)	(872)	(2,988)	(2,299)
Interest on borrowings, net and capitalized interest	9	(524)	(287)	(1,273)	(847)
Interest paid		512	326	1,324	767
Restructuring, acquisition and other	8	213	85	599	252
Program rights amortization		(14)	(10)	(58)	(49)
Change in net operating assets and liabilities	22	(185)	(154)	258	(49)
Other adjustments [1]		6	(25)	(113)	15

Free cash flow		745	279	1,591	1,138
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage, and aim to have sufficient, available liquidity at all times to help protect our ability to meet all of our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at September 30, 2023 and December 31, 2022, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

Our non-revolving credit facility (term loan facility) that had an initial credit limit of $6 billion (see note 16) related to the Shaw Transaction is not included in available liquidity as we could only draw on that facility to partially fund the Shaw Transaction and the facility is now fully drawn. Our Canada Infrastructure Bank credit agreement (see note 16) is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Rogers Communications Inc.	13	Third Quarter 2023

As at September 30, 2023		Total sources	Drawn	Letters of credit	Net available
(In millions of dollars)	Note

Cash and cash equivalents		2,527	—	—	2,527
Bank credit facilities [1]:
Revolving	16	4,000	—	11	3,989
Non-revolving	15	250	250	—	—
Outstanding letters of credit		244	—	244	—
Receivables securitization [1]	15	2,400	1,600	—	800

Total		9,421	1,850	255	7,316
1    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

As at December 31, 2022		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		463	—	—	—	463
Bank credit facilities [2]:
Revolving	16	4,000	—	8	215	3,777
Non-revolving	15	1,000	375	—	—	625
Outstanding letters of credit	16	75	—	75	—	—
Receivables securitization [2]	15	2,400	2,400	—	—	—

Total [3]		7,938	2,775	83	215	4,865
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.
3    Our restricted cash and cash equivalents are not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction (see note 3).

NOTE 5: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2022 financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Rogers Communications Inc.	14	Third Quarter 2023

Information by Segment

Three months ended September 30, 2023	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	6	2,584	1,993	586	(71)	5,092
Operating costs	7	1,290	913	479	(1)	2,681

Adjusted EBITDA		1,294	1,080	107	(70)	2,411

Depreciation and amortization						1,160
Restructuring, acquisition and other	8					213
Finance costs	9					600
Other expense	10					426

Income before income taxes						12

Three months ended September 30, 2022	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	6	2,267	975	530	(29)	3,743
Operating costs	7	1,174	510	454	22	2,160

Adjusted EBITDA		1,093	465	76	(51)	1,583

Depreciation and amortization						644
Restructuring, acquisition and other	8					85
Finance costs	9					331
Other expense	10					19

Income before income taxes						504

Nine months ended September 30, 2023	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	6	7,354	5,023	1,777	(181)	13,973
Operating costs	7	3,659	2,360	1,704	(2)	7,721

Adjusted EBITDA		3,695	2,663	73	(179)	6,252

Depreciation and amortization						2,949
Restructuring, acquisition and other	8					599
Finance costs	9					1,479
Other expense	10					381

Income before income taxes						844

Rogers Communications Inc.	15	Third Quarter 2023

Nine months ended September 30, 2022	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	6	6,619	3,052	1,671	(112)	11,230
Operating costs	7	3,323	1,516	1,659	18	6,516

Adjusted EBITDA		3,296	1,536	12	(130)	4,714

Depreciation and amortization						1,928
Restructuring, acquisition and other	8					252
Finance costs	9					946
Other income	10					(5)

Income before income taxes						1,593

NOTE 6: REVENUE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Wireless
Service revenue	2,026	1,761	5,782	5,275
Equipment revenue	558	506	1,572	1,344

Total Wireless	2,584	2,267	7,354	6,619

Cable
Service revenue	1,986	968	4,997	3,035
Equipment revenue	7	7	26	17

Total Cable	1,993	975	5,023	3,052

Total Media	586	530	1,777	1,671

Corporate items and intercompany eliminations	(71)	(29)	(181)	(112)

Total revenue	5,092	3,743	13,973	11,230

Total service revenue	4,527	3,230	12,375	9,869
Total equipment revenue	565	513	1,598	1,361

Total revenue	5,092	3,743	13,973	11,230

NOTE 7: OPERATING COSTS

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Cost of equipment sales	552	526	1,588	1,399
Merchandise for resale	53	54	156	171
Other external purchases	1,383	969	4,062	3,221
Employee salaries, benefits, and stock-based compensation	693	611	1,915	1,725

Total operating costs	2,681	2,160	7,721	6,516

Rogers Communications Inc.	16	Third Quarter 2023

NOTE 8: RESTRUCTURING, ACQUISITION AND OTHER

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2023	2022	2023	2022

Restructuring and other		175	31	340	107
Shaw Transaction-related costs	3	38	54	259	145

Total restructuring, acquisition and other		213	85	599	252

The Shaw Transaction-related costs in 2022 and 2023 consisted of incremental costs supporting acquisition and integration activities related to the Shaw Transaction. This includes significant costs in the second quarter of 2023 relating to closing-related fees, the Shaw Transaction-related employee retention program, and the cost of the tangible benefits package related to the broadcasting portion of the Shaw Transaction.

The restructuring and other costs in 2022 and 2023 were primarily severance and other departure-related costs associated with the targeted restructuring of our employee base. Severance and other departure-related costs in 2023 included costs associated with integration-related restructuring of our combined employee base and the approximate $115 million impact of the voluntary departure program we undertook during the three and nine months ended September 30, 2023.

NOTE 9: FINANCE COSTS

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2023	2022	2023	2022

Total interest on borrowings [1]		535	366	1,450	973
Interest earned on restricted cash and cash equivalents		—	(71)	(149)	(105)

Interest on borrowings, net		535	295	1,301	868
Interest on lease liabilities	17	30	21	80	58
Interest on post-employment benefits liability		(3)	—	(10)	(1)
Loss on foreign exchange		143	127	16	146
Change in fair value of derivative instruments		(136)	(125)	(3)	(142)
Capitalized interest		(11)	(8)	(28)	(21)
Deferred transaction costs and other		42	21	123	38

Total finance costs		600	331	1,479	946
1Interest on borrowings includes interest on short-term borrowings and on long-term debt.

NOTE 10: OTHER EXPENSE (INCOME)

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2023	2022	2023	2022

Losses from associates and joint ventures	14	432	29	412	29
Other investment income		(6)	(10)	(31)	(34)

Total other expense (income)		426	19	381	(5)

Rogers Communications Inc.	17	Third Quarter 2023

NOTE 11: (LOSS) EARNINGS PER SHARE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts)	2023	2022	2023	2022

Numerator (basic) - Net (loss) income for the period	(99)	371	521	1,172

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	529	505	521	505
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	—	1	1	1

Weighted average number of shares outstanding - diluted	529	506	522	506

(Loss) earnings per share:
Basic	($0.19)	$0.73	$1.00	$2.32
Diluted	($0.20)	$0.71	$0.97	$2.28

For the three and nine months ended September 30, 2023 and 2022, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net (loss) income for the three and nine months ended September 30, 2023 was (increased) reduced by ($8 million) and $16 million (2022 - $11 million and $16 million), respectively, in the diluted earnings per share calculation.

A total of 10,413,959 and 8,836,787 options were excluded from the calculation of the effect of dilutive securities for the three and nine months ended September 30, 2023 (2022 - 9,357,920 and 5,119,998), respectively, because they were anti-dilutive.

NOTE 12: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes, senior debentures, subordinated notes, and lease liabilities, as well as our expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and forward foreign exchange agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings (see note 15). We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Rogers Communications Inc.	18	Third Quarter 2023

The tables below summarize the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and nine months ended September 30, 2023 and 2022.

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	13,231	1.342	17,753	28,028	1.342	37,626
Debt derivatives settled	13,962	1.342	18,739	23,793	1.341	31,900
Net cash received on settlement			112			17

US commercial paper program
Debt derivatives entered	322	1.332	429	1,496	1.356	2,028
Debt derivatives settled	322	1.326	427	1,654	1.343	2,222
Net cash paid on settlement			(1)			(19)

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives settled	—	—	—	400	1.268	507
Net cash received on settlement			—			9

US commercial paper program
Debt derivatives entered	2,052	1.317	2,702	5,295	1.288	6,818
Debt derivatives settled	1,960	1.308	2,564	5,259	1.285	6,758
Net cash received on settlement			27			48

As at September 30, 2023, we had US$4,235 million and nil notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2022 - nil and US$158 million) at an average rate of $1.356/US$ (December 31, 2022 - nil) and nil (December 31, 2022 - $1.352/US$), respectively.

Senior and subordinated notes
We did not enter into any debt derivatives related to senior notes issued during the three and nine months ended September 30, 2023. Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the three and nine months September 30, 2022.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2022 issuances
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022	1,000	2025	2.950%	2.451%	1,344
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

In March 2023, we settled the derivatives associated with our US$1 billion senior notes due 2025, which were not designated as hedges for accounting purposes. We subsequently entered into new derivatives associated with those senior notes, which we designated as hedges for accounting purposes. We received a net $60 million relating to these transactions.

Rogers Communications Inc.	19	Third Quarter 2023

As at September 30, 2023, we had US$15,600 million (December 31, 2022 - US$16,100 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged economically using debt derivatives, at an average rate of $1.247/US$ (December 31, 2022 - $1.233/US$).

During the nine months ended September 30, 2022, in connection with the issuance of the US$2 billion senior notes due 2052, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and nine months ended September 30, 2023 and 2022.

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	95	1.358	129	181	1.348	244
Debt derivatives settled	34	1.324	45	100	1.310	131

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	40	1.350	54	111	1.306	145
Debt derivatives settled	32	1.344	43	90	1.311	118

As at September 30, 2023, we had US$306 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2022 - US$225 million) with terms to maturity ranging from October 2023 to September 2026 (December 31, 2022 - January 2023 to December 2025) at an average rate of $1.327/US$ (December 31, 2022 - $1.306/US$).

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022, we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022, we terminated:
•US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and
•$500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at September 30, 2023 and 2022, we had no interest rate derivatives outstanding.

Rogers Communications Inc.	20	Third Quarter 2023

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

The tables below summarize the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2023 and 2022.

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	90	1.300	117	1,230	1.325	1,630
Expenditure derivatives acquired	—	—	—	212	1.330	282
Expenditure derivatives settled	359	1.270	456	899	1.260	1,133

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	852	1.251	1,066
Expenditure derivatives settled	255	1.282	327	735	1.288	947

As at September 30, 2023, we had US$1,503 million notional amount of expenditure derivatives outstanding (December 31, 2022 - US$960 million) with terms to maturity ranging from October 2023 to December 2025 (December 31, 2022 - January 2023 to December 2023) at an average rate of $1.315/US$ (December 31, 2022 - $1.250/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

During the nine months ended September 30, 2023, we entered into 0.5 million equity derivatives with a weighted average price of $58.14 as a result of the issuance of additional performance restricted share units in 2023 (see note 19).

As at September 30, 2023, we had equity derivatives outstanding for 6.0 million (December 31, 2022 - 5.5 million) Class B Non-Voting Shares with a weighted average price of $54.02 (December 31, 2022 - $53.65).

During the nine months ended September 30, 2023, we executed extension agreements for our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2024 (from April 2023).

Cash settlements on debt derivatives and forward contracts
The tables below summarize the net proceeds (payments) on settlement of debt derivatives and forward contracts during the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			112			17
US commercial paper program			(1)			(19)
Senior and subordinated notes			—			234

Net proceeds on settlement of debt derivatives and forward contracts			111			232

Rogers Communications Inc.	21	Third Quarter 2023

	Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			—			9
US commercial paper program			27			48
Senior and subordinated notes			—			(75)
Forward starting cross-currency swaps			—			43
Interest rate derivatives (Cdn$)			—			113
Interest rate derivatives (US$)	—	—	—	(129)	1.279	(165)

Net proceeds (payments) on settlement of debt derivatives and forward contracts			27			(27)

Fair Values of Financial Instruments
The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying value of restricted cash and cash equivalents approximated its fair value because of the short-term nature of how the funds were invested. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of our interest rate derivatives is determined by discounting to the measurement date the cash flows that result from multiplying the interest rate derivative's notional amount by the difference between the period-end market forward rate and the forward rate in each derivative.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at September 30, 2023 or December 31, 2022 and there were no transfers between Level 1, Level 2, or Level 3 during the three or nine months ended September 30, 2023 or 2022.

Rogers Communications Inc.	22	Third Quarter 2023

Below is a summary of our financial instruments carried at fair value as at September 30, 2023 and December 31, 2022.

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31
(In millions of dollars)	2023	2022	2023	2022	2023	2022

Financial assets
Investments, measured at FVTOCI:
Investments in publicly traded companies	966	1,200	966	1,200	—	—
Derivatives:
Debt derivatives accounted for as cash flow hedges	1,141	1,330	—	—	1,141	1,330
Debt derivatives not accounted for as hedges	5	72	—	—	5	72
Expenditure derivatives accounted for as cash flow hedges	58	94	—	—	58	94
Equity derivatives not accounted for as hedges	6	54	—	—	6	54

Total financial assets	2,176	2,750	966	1,200	1,210	1,550

Financial liabilities
Derivatives:
Debt derivatives accounted for as cash flow hedges	481	414	—	—	481	414
Debt derivatives not accounted for as hedges	22	—	—	—	22	—
Expenditure derivatives accounted for as cash flow hedges	5	—	—	—	5	—
Equity derivatives not accounted as hedges	17	—	—	—	17	—

Total financial liabilities	525	414	—	—	525	414

Below is a summary of the fair value of our long-term debt as at September 30, 2023 and December 31, 2022.

	As at September 30, 2023		As at December 31, 2022
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	44,094	37,256	31,733	29,355
1    Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy.

Pension plans purchase of annuities
During the three months ended September 30, 2023, our defined benefit pension plans purchased approximately $737 million of annuities from an insurance company for substantially all the retired members in the plans. The aggregate premium for the annuities was funded by selling a corresponding amount of existing assets from the plans. The purchase of the annuities relieved us of primary responsibility for, and eliminates risk associated with, the accrued benefit obligation for the retired members. There was no significant impact to our results for the three or nine months ended September 30, 2023 related to the annuity purchase.

Rogers Communications Inc.	23	Third Quarter 2023

NOTE 13: FINANCING RECEIVABLES

Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "accounts receivable" (when they are to be billed and collected within twelve months) and "financing receivables" on our interim condensed consolidated statements of financial position. Below is a breakdown of our financing receivable balances.

	As at September 30	As at December 31
(In millions of dollars)	2023	2022

Current financing receivables	1,886	1,922
Long-term financing receivables	893	886

Total financing receivables	2,779	2,808

NOTE 14: INVESTMENTS

	As at September 30	As at December 31
(In millions of dollars)	2023	2022

Investments in:
Publicly traded companies	966	1,200
Private companies	149	53
Investments, measured at FVTOCI	1,115	1,253
Investments, associates and joint ventures	454	835

Total investments	1,569	2,088

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value. During the three and nine months ended September 30, 2023, we recognized a $422 million loss in other expense (income) related to a change in the fair value of that obligation. As a result of the loss, the balance of this investment has been reduced to nil and we have an unrecognized loss related to that investment as at September 30, 2023 of $73 million.

NOTE 15: SHORT-TERM BORROWINGS

	As at September 30	As at December 31
(In millions of dollars)	2023	2022

Receivables securitization program	1,600	2,400
US commercial paper program (net of the discount on issuance)	—	214
Non-revolving credit facility borrowings (net of the discount on issuance)	247	371

Total short-term borrowings	1,847	2,985

Rogers Communications Inc.	24	Third Quarter 2023

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2023 and 2022.

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Repayment of receivables securitization			—			(1,000)
Net repayment of receivables securitization			—			(1,000)

Proceeds received from US commercial paper	323	1.325	428	1,497	1.354	2,027
Repayment of US commercial paper	(323)	1.325	(428)	(1,664)	1.343	(2,235)
Net repayment of US commercial paper			—			(208)

Proceeds received from non-revolving credit facilities (Cdn$) [1]			—			375
Proceeds received from non-revolving credit facilities (US$)	927	1.348	1,250	2,125	1.349	2,866
Total proceeds received from non-revolving credit facilities			1,250			3,241

Repayment of non-revolving credit facilities (Cdn$) [1]			(379)			(758)
Repayment of non-revolving credit facilities (US$)	(1,204)	1.350	(1,625)	(1,942)	1.348	(2,618)
Total repayment of non-revolving credit facilities			(2,004)			(3,376)

Net repayment of non-revolving credit facilities			(754)			(135)

Net repayment of short-term borrowings			(754)			(1,343)
1 Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			1,200
Net proceeds received from receivables securitization			—			1,200

Proceeds received from US commercial paper	2,052	1.317	2,702	5,295	1.288	6,818
Repayment of US commercial paper	(1,963)	1.308	(2,568)	(5,265)	1.285	(6,766)
Net proceeds received from US commercial paper			134			52

Proceeds received from non-revolving credit facilities (Cdn$)			—			495
Total proceeds received from non-revolving credit facilities			—			495

Repayment of non-revolving credit facilities (Cdn$)			—			(495)
Repayment of non-revolving credit facilities (US$)	—	—	—	(400)	1.268	(507)
Total repayment of non-revolving credit facilities			—			(1,002)

Net repayment of non-revolving credit facilities			—			(507)

Net proceeds received from short-term borrowings			134			745

Rogers Communications Inc.	25	Third Quarter 2023

Receivables Securitization Program
Below is a summary of our receivables securitization program as at September 30, 2023 and December 31, 2022.

	As at September 30	As at December 31
(In millions of dollars)	2023	2022

Receivables sold to buyer as security	3,031	2,914
Short-term borrowings from buyer	(1,600)	(2,400)

Overcollateralization	1,431	514

Below is a summary of the activity related to our receivables securitization program for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Receivables securitization program, beginning of period	1,600	2,000	2,400	800
Receivables securitization program assumed	—	—	200	—
Net proceeds received from (repayment of) receivables securitization	—	—	(1,000)	1,200

Receivables securitization program, end of period	1,600	2,000	1,600	2,000

In April 2023, we repaid the outstanding $200 million of borrowings under Shaw's legacy accounts receivable securitization program, subsequent to which the program was terminated. This repayment is included in "net repayment of receivables securitization" above.

US Commercial Paper Program
The tables below summarize the activity relating to our US CP program for the three and nine months ended September 30, 2023 and 2022.

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program, beginning of period	—	—	—	158	1.354	214
Net repayment of US commercial paper	—	—	—	(167)	n/m	(208)
Discounts on issuance [1]	—	—	—	9	1.333	12
Gain on foreign exchange [1]			—			(18)

US commercial paper program, end of period	—	—	—	—	—	—
n/m - not meaningful
1 Included in finance costs.

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program, beginning of period	649	1.288	836	704	1.268	893
Net proceeds received from US commercial paper	89	n/m	134	30	n/m	52
Discounts on issuance [1]	2	n/m	4	6	1.333	8
Loss on foreign exchange [1]			41			62

US commercial paper program, end of period	740	1.372	1,015	740	1.372	1,015
1 Included in finance costs.

Rogers Communications Inc.	26	Third Quarter 2023

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 12). We have not designated these debt derivatives as hedges for accounting purposes.

Non-Revolving Credit Facilities
Below is a summary of the activity relating to our non-revolving credit facilities for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Non-revolving credit facility, beginning of period	983	—	371	507
Net repayment of non-revolving credit facility	(754)	—	(135)	(507)
Discounts on issuance [1]	5	—	12	—
Gain on foreign exchange [1]	13	—	(1)	—

Non-revolving credit facility, end of period	247	—	247	—
1 Included in finance costs.

In January 2023, we borrowed US$273 million under our non-revolving facility maturing in January 2024. In February 2023, we borrowed US$186 million under the remaining facility, maturing in February 2024. As a result, we had fully drawn on the facilities. In October 2023, we repaid the outstanding US$186 million that was borrowed in February 2023 and terminated the facility.

In November 2023, we entered into non-revolving credit facilities with a combined total limit of $2 billion. The facilities can be drawn between November 2023 and June 2024; $500 million of the facilities mature in October 2024 and the remaining $1,500 million mature one year after we draw. Any drawings on these facilities will be recognized as short-term borrowings on our consolidated statement of financial position. Borrowings under the facilities will be unsecured, guaranteed by RCCI, and will rank equally in right of payment with all our senior notes and debentures.

In February 2022, we repaid the outstanding US$400 million and terminated the June 2021 facility.

Rogers Communications Inc.	27	Third Quarter 2023

NOTE 16: LONG-TERM DEBT

			Principal amount	Interest rate	As at September 30	As at December 31
(In millions of dollars, except interest rates)	Due date				2023	2022

Term loan facility			5,500	Floating	5,479	—
Senior notes	2023	US	500	3.000%	—	677
Senior notes [1]	2023		500	3.800%	500	—
Senior notes	2023	US	850	4.100%	1,149	1,151
Senior notes	2024		600	4.000%	600	600
Senior notes [1]	2024		500	4.350%	500	—
Senior notes [2]	2025	US	1,000	2.950%	1,352	1,354
Senior notes [2]	2025		1,250	3.100%	1,250	1,250
Senior notes	2025	US	700	3.625%	946	948
Senior notes	2026		500	5.650%	500	—
Senior notes	2026	US	500	2.900%	676	677
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027		300	3.800%	300	—
Senior notes [2]	2027	US	1,300	3.200%	1,758	1,761
Senior notes	2028		1,000	5.700%	1,000	—
Senior notes [1]	2028		500	4.400%	500	—
Senior notes [1]	2029		500	3.300%	500	—
Senior notes [2]	2029		1,000	3.750%	1,000	1,000
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes	2030		500	5.800%	500	—
Senior notes [1]	2030		500	2.900%	500	—
Senior notes [2]	2032	US	2,000	3.800%	2,704	2,709
Senior notes [2]	2032		1,000	4.250%	1,000	1,000
Senior debentures [3]	2032	US	200	8.750%	270	271
Senior notes	2033		1,000	5.900%	1,000	—
Senior notes	2038	US	350	7.500%	473	474
Senior notes	2039		500	6.680%	500	500
Senior notes [1]	2039		1,450	6.750%	1,450	—
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes [2]	2042	US	750	4.500%	1,014	1,016
Senior notes	2043	US	500	4.500%	676	677
Senior notes	2043	US	650	5.450%	879	880
Senior notes	2044	US	1,050	5.000%	1,420	1,422
Senior notes	2048	US	750	4.300%	1,014	1,016
Senior notes [1]	2049		300	4.250%	300	—
Senior notes	2049	US	1,250	4.350%	1,690	1,693
Senior notes	2049	US	1,000	3.700%	1,352	1,354
Senior notes [2]	2052	US	2,000	4.550%	2,704	2,709
Senior notes [2]	2052		1,000	5.250%	1,000	1,000
Subordinated notes [4]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [4]	2082	US	750	5.250%	1,014	1,016
					45,170	32,855
Deferred transaction costs and discounts					(1,076)	(1,122)
Less current portion					(2,749)	(1,828)

Total long-term debt					41,345	29,905
1    Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at September 30, 2023, see note 3.
2    Included in Shaw senior note financing.
3    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at September 30, 2023 and December 31, 2022.
4    The subordinated notes can be redeemed at par on the respective five-year anniversary from issuance dates of December 2021 and February 2022 or on any subsequent interest payment date.

Rogers Communications Inc.	28	Third Quarter 2023

The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2023 and 2022.

		Three months ended September 30, 2023			Nine months ended September 30, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	—	—	—	220	1.368	301
Credit facility repayments (US$)	—	—	—	(220)	1.336	(294)
Net borrowings under credit facilities			—			7

Term loan facility net borrowings (US$) [1]	—	—	—	4,506	1.350	6,082
Term loan facility net repayments (US$)	(454)	1.346	(611)	(454)	1.346	(611)
Net (repayments) borrowings under term loan facility			(611)			5,471

Senior note issuances (Cdn$)			3,000			3,000
Senior note repayments (US$)	—	—	—	(500)	1.378	(689)
Net issuance of senior notes			3,000			2,311

Net issuance of long-term debt			2,389			7,789
1    Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Three months ended September 30, 2022			Nine months ended September 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Senior note issuances (Cdn$)			—			4,250
Senior note issuances (US$)	—	—	—	7,050	1.284	9,054
Total issuances of senior notes			—			13,304

Senior note repayments (Cdn$)			—			(600)
Senior note repayments (US$)	—	—	—	(750)	1.259	(944)
Total senior notes repayments			—			(1,544)

Net issuance of senior notes			—			11,760

Subordinated note issuances (US$)	—	—	—	750	1.268	951

Net issuance of long-term debt			—			12,711

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Long-term debt net of transaction costs, beginning of period	41,136	31,456	31,733	18,688
Net issuance of long-term debt	2,389	—	7,789	12,711
Long-term debt assumed	—	—	4,526	—
Loss (gain) on foreign exchange	562	1,322	(23)	1,534
Deferred transaction costs incurred	(27)	(557)	(31)	(726)
Amortization of deferred transaction costs	34	14	100	28

Long-term debt net of transaction costs, end of period	44,094	32,235	44,094	32,235

In January 2023, we amended our revolving credit facility to further extend the maturity date of the $3 billion tranche to January 2028, from April 2026, and the $1 billion tranche to January 2026, from April 2024.

In April 2023, we drew the maximum $6 billion on the term loan facility upon closing the Shaw Transaction (see note 3), consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and

Rogers Communications Inc.	29	Third Quarter 2023

2028, respectively. In September 2023, we repaid $500 million of the tranche maturing on April 3, 2027 such that the credit limit was reduced to $5.5 billion as at September 30, 2023. In October 2023, we repaid an additional $250 million of the tranche maturing on April 3, 2027, such that the credit limit has been further reduced to $5.25 billion.

In April 2023, we also assumed $4.55 billion principal amount of Shaw's senior notes upon closing the Shaw Transaction (see note 3).

Senior and Subordinated Notes
Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued during the three and nine months ended September 30, 2023 and 2022.

(In millions of dollars, except interest rates and discounts)							Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Upon issuance	Upon modification [3]

2023 issuances
September 21, 2023 (senior)		500	2026	5.650%	99.853%	500	3	n/a
September 21, 2023 (senior)		1,000	2028	5.700%	99.871%	1,000	8	n/a
September 21, 2023 (senior)		500	2030	5.800%	99.932%	500	4	n/a
September 21, 2023 (senior)		1,000	2033	5.900%	99.441%	1,000	12	n/a

2022 issuances
February 11, 2022 (subordinated) [4]	US	750	2082	5.250%	At par	951	13	n/a
March 11, 2022 (senior) [5]	US	1,000	2025	2.950%	99.934%	1,283	9	35
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7	n/a
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13	56
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7	39
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27	112
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6	40
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20	64
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55	168
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12	43
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net (loss) income using the effective interest method.
3    Accounted for as a modification of the respective financial liabilities.
4    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net (loss) income using the effective interest method over a five-year period. The subordinated notes due 2082 can be redeemed at par on March 15, 2027 or on any subsequent interest payment date.
5    The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.

In September 2023, we issued senior notes with an aggregate principal amount of $3 billion. As a result, we received net proceeds of $2.98 billion which we expect to use for general corporate purposes, including the repayment of outstanding debt.

In July 2023, we completed an offer to exchange the US$7.05 billion of senior notes (Restricted Notes), which were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (Securities Act), for an equal principal amount of new notes registered under the Securities Act (Exchange Notes). The terms of the Exchange Notes are substantially identical to the terms of the corresponding Restricted Notes, except that the Exchange Notes are registered under the Securities Act and the transfer restrictions, registration rights, and additional interest provisions applicable to the Restricted Notes do not apply to the Exchange Notes. The Exchange Notes represent the same debt as the Restricted Notes and they were issued under the same indenture that governed the applicable series of Restricted Notes.

In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the issuance, we also entered into debt derivatives to convert all interest

Rogers Communications Inc.	30	Third Quarter 2023

and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$740 million ($938 million) from the issuance.

In March 2022, we issued $13.3 billion of senior notes, consisting of US$7.05 billion ($9.05 billion) and $4.25 billion (Shaw senior note financing), in order to partially finance the cash consideration for the Shaw Transaction (see note 3). These senior notes (except the $1.25 billion senior notes due 2025) contained a "special mandatory redemption" provision (SMR notes), which initially required them to be redeemed at 101% of principal amount (plus accrued interest) if the Shaw Transaction was not consummated prior to December 31, 2022 (SMR outside date). In August 2022, we received consent from the note holders of the SMR notes, and paid an initial consent fee of $557 million (including directly attributable transaction costs), to extend the SMR outside date to December 31, 2023. Because the Shaw Transaction had not yet been consummated by December 31, 2022, and we had not become obligated to complete a special mandatory redemption, we were required to pay $262 million ($55 million and US$152 million) of additional consent fees to the holders of the SMR notes in January 2023. We recognized approximately $12.8 billion of the net proceeds as "restricted cash and cash equivalents".

Concurrent with the Shaw senior note financing, we terminated certain derivatives (see note 12) we had entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances.

Repayment of senior notes and related derivative settlements
During the nine months ended September 30, 2023, we repaid the entire outstanding principal amount of our US$500 million 3.00% senior notes and the associated debt derivatives at maturity. As a result, we repaid $515 million, including receipt of $174 million received on settlement of the associated debt derivatives.

In October 2023, we repaid the entire outstanding principal of our US$850 million 4.10% senior notes and the associated debt derivatives at maturity.

In November 2023, we repaid the entire outstanding principal of our $500 million 3.80% senior notes at maturity. There were no derivatives associated with these senior notes.

During the nine months ended September 30, 2022, we repaid the entire outstanding principal amount of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

During the nine months ended September 30, 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

NOTE 17: LEASES

Below is a summary of the activity related to our lease liabilities for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Lease liabilities, beginning of period	2,467	1,997	2,028	1,957
Net additions	155	93	427	285
Lease liabilities assumed	—	—	327	—
Interest on lease liabilities	30	21	80	58
Interest payments on lease liabilities	(29)	(19)	(74)	(55)
Principal payments of lease liabilities	(99)	(80)	(264)	(233)

Lease liabilities, end of period	2,524	2,012	2,524	2,012

Rogers Communications Inc.	31	Third Quarter 2023

NOTE 18: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2023 and 2022.

Date declared	Date paid	Dividend per share (dollars)

February 1, 2023	April 3, 2023	0.50
April 25, 2023	July 5, 2023	0.50
July 25, 2023	October 3, 2023	0.50
		1.50

January 26, 2022	April 1, 2022	0.50
April 19, 2022	July 4, 2022	0.50
July 26, 2022	October 3, 2022	0.50
November 8, 2022	January 3, 2023	0.50
		2.00

On April 3, 2023, we issued 23.6 million Class B Non-Voting Shares as partial consideration for the Shaw Transaction (see note 3). On October 3, 2023, we issued 1.5 million Class B Non-Voting Shares as partial settlement of the dividend payable on that date under the terms of our dividend reinvestment plan.

On November 8, 2023, a dividend was declared of $0.50 per Class A Share and Class B Non-Voting Share to be paid on January 2, 2024 to shareholders of record on December 8, 2023.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

NOTE 19: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in net (loss) income, for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Stock options	(23)	(17)	(13)	(3)
Restricted share units	(1)	—	11	27
Deferred share units	(8)	(10)	(8)	(4)
Equity derivative effect, net of interest receipt	46	44	60	30

Total stock-based compensation expense	14	17	50	50
As at September 30, 2023, we had a total liability recognized at its fair value of $150 million (December 31, 2022 - $229 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and nine months ended September 30, 2023, we paid $1 million and $68 million (2022 - $4 million and $60 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Rogers Communications Inc.	32	Third Quarter 2023

Stock Options
Summary of stock options
The tables below summarize the activity related to stock option plans, including performance options, for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30, 2023		Nine months ended September 30, 2023
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	10,688,208	$63.88	9,860,208	$63.58
Granted	—	—	1,594,879	$64.86
Exercised	—	—	(329,877)	$54.90
Forfeited	—	—	(437,002)	$67.44

Outstanding, end of period	10,688,208	$63.88	10,688,208	$63.88

Exercisable, end of period	4,360,124	$63.26	4,360,124	$63.25

	Three months ended September 30, 2022		Nine months ended September 30, 2022
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	10,282,771	$63.57	6,494,001	$61.62
Granted	—	—	4,234,288	$65.73
Exercised	—	—	(270,027)	$51.13
Forfeited	(325,720)	$65.00	(501,211)	$64.26

Outstanding, end of period	9,957,051	$63.52	9,957,051	$63.52

Exercisable, end of period	3,084,989	$62.13	3,084,989	$62.13

We did not grant any performance options to certain key executives during the three and nine months ended September 30, 2023 (2022 - nil and 2,469,014), respectively. The performance options granted in 2022 have certain non-market vesting conditions related to the Shaw Transaction.

Unrecognized stock-based compensation expense related to stock option plans was $9 million as at September 30, 2023 (December 31, 2022 - $14 million) and will be recognized in net (loss) income within periods of up to the next four years as the options vest.

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2023	2022	2023	2022

Outstanding, beginning of period	2,632,516	2,723,973	2,402,489	2,691,288
Granted and reinvested dividends	144,042	23,278	1,485,306	959,184
Exercised	(7,722)	(22,457)	(800,840)	(631,776)
Forfeited	(149,934)	(154,832)	(468,053)	(448,734)

Outstanding, end of period	2,618,902	2,569,962	2,618,902	2,569,962

Included in the above table are grants of 117,352 and 711,247 performance RSUs to certain key employees during the three and nine months ended September 30, 2023 (2022 - nil and 206,719), respectively. The performance RSUs granted in 2023 have certain non-market vesting conditions related to the Shaw Transaction.

Unrecognized stock-based compensation expense related to these RSUs was $57 million as at September 30, 2023 (December 31, 2022 - $48 million) and will be recognized in net (loss) income within periods of up to the next three years as the RSUs vest.

Rogers Communications Inc.	33	Third Quarter 2023

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2023	2022	2023	2022

Outstanding, beginning of period	1,007,497	1,249,563	1,139,885	1,421,342
Granted and reinvested dividends	16,309	16,796	68,824	41,934
Exercised	(10,555)	(7,327)	(194,537)	(203,728)
Forfeited	(1,797)	—	(2,718)	(516)

Outstanding, end of period	1,011,454	1,259,032	1,011,454	1,259,032

Included in the above table are grants of 1,524 and 4,412 performance DSUs to certain key executives during the three and nine months ended September 30, 2023 (2022 - nil).

There was no unrecognized stock-based compensation expenses related to these DSUs as at September 30, 2023 or December 31, 2022; all outstanding DSUs are fully vested.

NOTE 20: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and nine months ended September 30, 2023 and 2022 were less than $1 million, respectively.

Transactions with Related Parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three and nine months ended September 30, 2023 and 2022.

During the three months ended June 30, 2023, Vancouver Professional Baseball LLP ceased being a related party to us as John C. Kerr no longer controls the entity. There were no transactions with this related party during the period it was related to us this year.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw, pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw.

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

NOTE 21: CONTINGENT LIABILITIES

Videotron Ltd.
On April 3, 2023, Rogers and Videotron settled the lawsuit arising on October 29, 2021, when Videotron launched a lawsuit against Rogers in the Quebec Superior Court, in connection with an agreement entered into by the parties in 2013 for the development and operation of a joint LTE network in the province of Quebec. The lawsuit involved allegations by Videotron that Rogers breached its contractual obligations by developing its own network in the territory and sought damages of $850 million. Rogers remains committed to serving our customers through continued investment in the joint network.

Rogers Communications Inc.	34	Third Quarter 2023

NOTE 22: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Net Operating Assets and Liabilities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Accounts receivable, excluding financing receivables	(186)	2	(180)	84
Financing receivables	(23)	(54)	66	153
Contract assets	(11)	4	(25)	7
Inventories	83	125	(10)	210
Other current assets	(19)	11	(34)	(1)
Accounts payable and accrued liabilities	384	127	(66)	(344)
Contract and other liabilities	(43)	(61)	(9)	(60)

Total change in net operating assets and liabilities	185	154	(258)	49

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Capital expenditures before proceeds on disposition	1,107	872	3,096	2,299
Proceeds on disposition	(90)	—	(108)	—

Capital expenditures	1,017	872	2,988	2,299

Rogers Communications Inc.	35	Third Quarter 2023